Press Release

Q3: continued sales and earnings progress
Paris, October 24, 2025
Q3 sales growth of 7.0% at CER1 and business earnings per share (EPS)2 of €2.91
•Pharma launches increased sales by 57.1%, reaching €1.0 billion, driven by ALTUVIIIO and Ayvakit
•Dupixent sales increased by 26.2% to €4.2 billion, first time above €4 billion in a quarter
•Vaccines sales decreased by 7.8% to €3.4 billion, from lower influenza sales
•Research and Development expenses were €1.8 billion, an increase of 4.9%
•Selling, general and administrative expenses were €2.3 billion, up 7.1% to support launches
•Business EPS was €2.91, up 13.2% at CER and 7.0% at actual exchange rates, delivering profitable growth; IFRS EPS was €2.30
Pipeline progress
•Two regulatory approvals: Wayrilz (US) in ITP, a rare disease, and Tzield (China) for delaying onset of stage 3, type 1 diabetes
•Two positive phase 3 readouts: amlitelimab’s first phase 3 study in atopic dermatitis and Fluzone HD in influenza 50+ years
•Eight regulatory submission acceptances, three phase 3 study starts, and three regulatory designations (fast track, orphan)
Capital allocation
~~•~~Completion of the Vigil Neuroscience acquisition, adding to the early-stage pipeline
•Additional commitment of $625 million to Sanofi Ventures, investing in innovative biotech and digital health companies
~~•~~Sanofi intends to complete its €5 billion share buyback program in 2025. 86.1% has been executed to date
Sustainability
•Global Health Unit: one million patients have now received treatments for non-communicable diseases since 2021
•Insulins Valyou Savings Program: improving access to reliable and affordable supply of critical medicines in the US
Guidance unchanged
•In 2025, sales are anticipated to grow by a high single-digit percentage at CER. Sanofi confirms the expectation of a strong business EPS rebound with growth at a low double-digit percentage at CER (before share buyback)3
Paul Hudson, Chief Executive Officer: “We continued executing on our strategy and the growth momentum continued in Q3 with sales up by 7.0% over a high base of comparison last year. Newly launched medicines and vaccines grew by 40.8%. Dupixent grew by 26.2% and exceeded for the first time both four billion euros in quarterly global sales and three billion euros in the US, despite an unfavorable currency impact. As expected, our flu vaccines business declined because of increased price competition and lower vaccination rate. Business EPS increased by 13.2%, supported by disciplined spending, R&D prioritization, and operational efficiency. After three quarters of profitable growth, we reiterate our 2025 guidance.
Our strategic focus on science, patients, and pipeline delivered important milestones in the quarter, including positive phase 3 data for amlitelimab in atopic dermatitis with all primary and key secondary endpoints met, increasing efficacy over time, and a patient-friendly quarterly dosing. We obtained two regulatory approvals: Wayrilz in the US for the rare disease immune thrombocytopenia and Tzield in China to delay the onset of stage 3, type 1 diabetes. We submitted eight regulatory applications, initiated three new phase 3 studies, and received three new regulatory designations.
The acquisition of Vigil Neuroscience closed in August, and we will complete our share buyback program by the end of the year. Sanofi will strategically deploy capital towards growth and differentiated science with expected attractive financial returns. As we are looking forward to 2026, we are confident in our ability to pursue our current trajectory of profitable growth.”

	Q3 2025		Change	Change at CER	YTD 2025		Change	Change at CER
IFRS net sales reported	€12,434	m	+2.3%	+7.0%	€32,323	m	+5.9%	+8.7%
IFRS net income reported	€2,802	m	-0.5%	—	€8,614	m	+70.2%	—
IFRS EPS reported	€2.30		+2.2%	—	€7.04		+73.8%	—
Free cash flow[4]	€2,994	m	-6.1%	—	€5,452	m	+50.8%	—
Business operating income	€4,445	m	+2.7%	+8.5%	€9,808	m	+5.9%	+9.7%
Business net income	€3,547	m	+4.0%	+9.8%	€7,699	m	+5.9%	+9.8%
Business EPS	€2.91		+7.0%	+13.2%	€6.30		+8.4%	+12.4%
1 Changes in net sales are at constant exchange rates (CER) unless stated otherwise (definition in Appendix 9).
2 To facilitate an understanding of operational performance, Sanofi comments on the business net income, a non-IFRS financial measure (definition in
Appendix 9). The income statement is in Appendix 3 and a reconciliation of net income as reported under IFRS to business net income is in Appendix 4.
3 Applying October 2025 average currency exchange rates, the currency impacts are estimated at c.-4% on sales and at c.-6% on business EPS.
4 Free cash flow is a non-IFRS financial measure (definition in Appendix 9).

SANOFI PRESS RELEASE Q3 2025	1

Q3 and YTD 2025 summary
A conference call and webcast for investors and analysts will begin at 14:30 CEST with details on sanofi.com, including slides.

The performance shown in this press release covers the three-month period to September 30, 2025 (the quarter or Q3 2025) and the nine-month period to September 30, 2025 (the year to date or YTD 2025) compared to the three-month period to September 30, 2024 (Q3 2024) and the nine-month period to September 30, 2024 (YTD 2024) respectively. All percentage changes in sales in this press release are at CER.

In Q3 2025, sales were €12,434 million and increased by 7.0%. Exchange rate movements had a negative effect of 4.7 percentage points (pp); therefore, at actual exchange rates, sales increased by 2.3%. The divestments of medicines/portfolio streamlining had a negative impact of 0.3pp on sales growth. In YTD 2025, sales were €32,323 million and increased by 8.7%. Exchange rate movements had a negative effect of 2.8pp; therefore, at actual exchange rates, sales increased by 5.9%. The divestments of medicines/portfolio streamlining had a negative impact of 0.4pp on sales growth.
Sales by geography

Net sales (€ million)	Q3 2025	Change at CER	YTD 2025	Change at CER
United States	6,838	+11.1%	16,373	+14.1%
Europe	2,589	+2.8%	6,733	+2.2%
Rest of World	3,007	+1.9%	9,217	+4.9%
of which China	689	+2.7%	2,077	+0.9%
US sales were €6,838 million and increased by 11.1%. The performance was primarily driven by Immunology, pharma launches, and Lantus, partly offset by Vaccines.
Europe sales were €2,589 million and increased by 2.8%. Growth was primarily driven by Beyfortus, Immunology, and pharma launches. Sales of some legacy medicines and influenza vaccines were lower.
Rest of World sales were €3,007 million and increased by 1.9%. The performance was led by Immunology, Beyfortus, and pharma launches, while many legacy medicines and vaccines declined. China sales were €689 million and increased by 2.7% in a slightly declining market, impacted by the renewed national reimbursement drug list and volume-based procurement.
Business operating income
In Q3 2025, business operating income (BOI) was €4,445 million and increased by 8.5% (2.7% at actual exchange rates) from €4,327 million in Q3 2024. The ratio of BOI to net sales was 36.1% and increased by 0.5pp (35.7% at actual exchange rates, up by 0.1pp). The increase was mainly driven by higher business gross profit (up by 10.6%) and modest growth in R&D expenses (up by 4.9%), partly offset by higher Regeneron profit sharing. In YTD 2025, BOI was €9,808 million and increased by 9.7% (5.9% at actual exchange rates) from 9,265 million in YTD 2024. The ratio of BOI to net sales was 30.6% and increased by 0.2pp (30.3% at actual exchange rates, down by 0.1pp).
Business development
Business development, including strategic investments in external innovation is an integral part of Sanofi’s efforts to access optionality for promising scientific developments to contribute to pipeline replenishment.
Sanofi announced an additional $625 million multi-year capital commitment to Sanofi Ventures, increasing the total assets under management to over $1.4 billion. This new commitment to the evergreen venture fund builds on more than a decade of investing in innovative biotech and digital health companies that align with Sanofi’s long-term growth ambitions. Sanofi Ventures is the corporate venture capital arm of Sanofi, investing in top-tier biotech and artificial intelligence/digital health companies that focus on helping patients and transforming the practice of medicine. Since its inception in 2012, the fund has deployed over $800 million across more than 70 innovative companies in biotech and digital health.
Sanofi announced the completion of its $470 million acquisition of Vigil Neuroscience, Inc. (Vigil). This acquisition strengthens Sanofi’s early-stage pipeline in neurology with VG-3927, a novel, oral, small-molecule TREM2 agonist targeting Alzheimer’s disease. In addition, the acquisition of Vigil’s preclinical pipeline will further strengthen Sanofi’s research in various neurodegenerative diseases. In June 2024, Sanofi Capital made a $40 million strategic investment in Vigil that included the exclusive right of first negotiation for an exclusive license, grant, or transfer of rights to research, develop, manufacture, and commercialize VG-3927.

SANOFI PRESS RELEASE Q3 2025	2

Biopharma segment
Pharma
Launches

Net sales (€ million)	Q3 2025	Change at CER	YTD 2025	Change at CER
ALTUVIIIO	294	+81.4%	836	+90.0%
Nexviazyme/Nexviadyme	200	+27.6%	587	+23.6%
Sarclisa	155	+41.2%	431	+28.7%
Ayvakit	137	—%	137	—%
Rezurock	114	-6.9%	377	+14.5%
Cablivi	66	+9.5%	202	+16.5%
Xenpozyme	57	+43.9%	167	+50.4%
Tzield	18	+26.7%	47	+33.3%
Qfitlia	4	—%	5	—%
Wayrilz	1	—%	1	—%
Total	1,046	+57.1%	2,790	+47.2%
ALTUVIIIO (hemophilia A) sales were €294 million of which 84% was in the US. Growth was driven by continued patient switches from older, short half-life and extended half-life factor medicines, from Eloctate, and from non-factor treatments. Rest of World sales of €47 million benefited from the launches in Japan and Taiwan, and supply sales to the collaborator Sobi. The hemophilia A franchise (ALTUVIIIO and Eloctate combined) sales were €371 million and increased by 47.0%, primarily driven by ALTUVIIIO’s strong performance of €294 million, while Eloctate contributed €77 million.
Nexviazyme/Nexviadyme (Pompe disease) sales were €200 million and increased by 27.6%, driven by Europe (+57.4%). In the US (+15.6%), most patients have switched from Myozyme/Lumizyme. The Pompe disease franchise (Nexviazyme/Nexviadyme and Myozyme/Lumizyme combined) sales were €322 million and increased by 0.9%.
Sarclisa (multiple myeloma) sales were €155 million and increased by 41.2%, supported by high growth in all regions and driven by increased use in the front-line combination treatment setting.
Rezurock (chronic graft-versus-host disease, third line) sales were €114 million and decreased by 6.9%. Sales in the US decreased by 9.3% due to mandatory rebates, and sales in Europe were -€1 million from a one-time reimbursement. In Rest of World, sales were €15 million, the overwhelming majority in China.
Ayvakit (mastocytosis) sales were €137 million. Ayvakit was consolidated by Sanofi from mid-July following the acquisition of Blueprint Medicines Corporation (Blueprint). Sales were split across the US (€119 million), Europe (€16 million), and Rest of World (€2 million) and performed in line with expectations with a large opportunity to increase penetration rates in all geographies.
Cablivi (acquired thrombotic thrombocytopenic purpura) sales were €66 million and increased by 9.5%, driven by more patients being identified for treatment in the US and Europe and lower use of the US access program.
Xenpozyme (acid sphingomyelinase deficiency) sales were €57 million and increased by 43.9%, mainly driven by Europe (+57.1%) and Rest of World (+71.4%).
Tzield (delay onset of type 1 diabetes) sales were €18 million (of which €17 million in the US) and increased by 26.7% with sales reflecting improved momentum in infusions benefiting from the continued investment in education about autoimmune type 1 diabetes and progress in screening.
Qfitlia (hemophilia A and B) sales were €4 million, all in the US, with more patients being treated following approval in March.
Wayrilz (immune thrombocytopenia) sales were €1 million, all in the US, following approval in August.
Immunology

Net sales (€ million)	Q3 2025	Change at CER	YTD 2025	Change at CER
Dupixent	4,156	+26.2%	11,468	+22.7%
Dupixent sales were €4,156 million and increased by 26.2%. For the first time, global sales exceeded four billion euros in a quarter and were driven by strong demand in all approved indications (atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyposis, eosinophilic esophagitis, prurigo nodularis, chronic spontaneous urticaria, chronic obstructive pulmonary disease (COPD), bullous pemphigoid (BP)). In the US sales were €3,073 million and increased by 27.9% driven by volume growth in all approved indications. For the first time, US sales exceeded three billion euros in a quarter. In Europe, sales were €504 million and increased by 20.9% also reflecting volume growth in all approved indications. In Rest of World, sales were €579 million and increased by 21.7%, mainly driven by Brazil and Asia/Pacific, partially offset by the impact of the national reimbursement drug list renewal in China in January. In YTD 2025, sales were €11,468 million and increased by 22.7%, driven by strong demand across all indications and geographies.

SANOFI PRESS RELEASE Q3 2025	3

Other main medicines

Net sales (€ million)	Q3 2025	Change at CER	YTD 2025	Change at CER
Lantus	438	+6.7%	1,314	+13.7%
Toujeo	321	+9.2%	1,013	+9.9%
Fabrazyme	242	-0.4%	767	+0.5%
Plavix	223	+1.3%	696	+1.7%
Lovenox	196	-14.6%	643	-12.1%
Cerezyme	161	+0.6%	524	-6.0%
Alprolix	149	+7.4%	454	+11.5%
Praluent	127	+1.6%	394	+6.2%
Myozyme/Lumizyme	122	-25.0%	397	-24.9%
Thymoglobulin	118	+3.3%	366	+2.7%
Cerdelga	86	+11.1%	252	+4.5%
Eloctate	77	-14.6%	212	-24.0%
Aubagio	49	-44.6%	187	-36.5%
Lantus sales were €438 million and increased by 6.7%. US sales were €214 million and increased by 29.7% benefiting from gross-to-net adjustments and an element of windfall sales due to the unavailability of competing medicines. Customer demand is now expected to normalize in 2026. In Europe and Rest of World, combined sales decreased by 9.0%, reflecting growth of Toujeo.
Toujeo sales were €321 million and increased by 9.2%, driven by Rest of World (+13.7%) where Toujeo continued to increase its basal insulin market share. Sales in Europe (+5.1%) and US (+7.4%) also increased.
Fabrazyme sales were €242 million and broadly stable (-0.4%) with a slight growth in the number of patients outside the US.
Plavix sales were €223 million and increased by 1.3%, reflecting volume growth in Rest of World (majority of sales, €200 million), including from volume-based procurement in China.
Lovenox sales were €196 million and decreased by 14.6%, impacted by biosimilar competition in Europe.
Cerezyme sales were €161 million and broadly stable (+0.6%), with a slight growth in the number of patients. The Gaucher disease franchise (Cerezyme and Cerdelga) sales were €247 million and increased by 4.1%.
Alprolix sales were €149 million and increased by 7.4%, driven by supply sales to the collaborator Sobi.
Praluent sales were €127 million and increased by 1.6% from higher sales in Europe offset by lower sales in Rest of World.
Myozyme/Lumizyme sales were €122 million and decreased by 25.0% as patients switch to Nexviazyme/Nexviadyme.
Thymoglobulin sales were €118 million and increased by 3.3%, reflecting higher sales in the US and Rest of World.
Cerdelga sales were €86 million and increased by 11.1% from growth in the number of patients.
Eloctate sales were €77 million and decreased by 14.6% as patients switch to ALTUVIIIO.
Aubagio sales were €49 million and decreased by 44.6% from loss of exclusivity in 2023. Aubagio sales will decrease further.
Vaccines

Net sales (€ million)	Q3 2025	Change at CER	YTD 2025	Change at CER
Influenza, COVID-19	1,525	-16.8%	1,739	-13.9%
Beyfortus	739	+19.8%	1,095	+33.8%
Polio/Pertussis/Hib primary and booster vaccines	642	-12.2%	2,003	-2.8%
Meningitis, travel, and endemic	451	-1.9%	1,060	+2.2%
Total	3,357	-7.8%	5,897	-0.7%
Vaccines sales were €3,357 million and decreased by 7.8%, driven by lower sales of influenza vaccines.
Influenza, COVID-19 vaccines sales were €1,525 million and decreased by 16.8%, in line with the full-year expectation. Sales in Europe (-25.6%) were impacted by competitive price pressure, mainly in Germany while sales in the US (-11.4%) were also impacted by a lower vaccination rate early in the season.
Beyfortus sales were €739 million and increased by 19.8%. Sales in Europe (+166.3%) and Rest of World (+526.7%) were driven by geographical roll-out of infant protection; Beyfortus now protects infants in more than 40 countries. Sales in the US (-21.4%) were reduced by a high comparison and existing inventory levels at the beginning of the season.
Polio/Pertussis/Hib (PPH) primary and booster vaccines sales were €642 million and decreased by 12.2%, reduced by delivery phasing earlier in the year of primary vaccine sales in some public markets.
Meningitis, travel, and endemic vaccines sales were €451 million, and decreased by 1.9%, driven by lower sales of meningitis vaccines in all geographies partly offset by higher sales of travel vaccines.

SANOFI PRESS RELEASE Q3 2025	4

Business operating income
In Q3 2025, Biopharma BOI was €4,438 million and increased by 8.3% (2.5% at actual exchange rates) from €4,331 million in Q3 2024. The ratio of BOI to net sales was 36.0% and increased by 0.4pp (35.7% at actual exchange rates, up by 0.1pp). The increase was mainly driven by higher business gross profit (up by 10.1%) and modest growth in R&D expenses (up by 4.9%), partly offset by higher Regeneron profit sharing. In YTD 2025, Biopharma BOI was €9,785 million and increased by 9.7% (5.8% at actual exchange rates) from €9,247 million in YTD 2024. The ratio of BOI to net sales was 30.6% and increased by 0.3pp (30.3% at actual exchange rates, stable).
Pipeline update
Sanofi has 94 projects in a pipeline across four main disease areas (Immunology, Rare diseases, Neurology, and selectively in Oncology) and Vaccines, including 44 potential new medicines and vaccines. The following section highlights significant developments in the late- and mid-stage pipeline since the prior results press release.
Highlights

Regulatory approvals	Wayrilz – ITP (US) Tzield – T1D, stage 2, delay onset of stage 3 (CN)
Regulatory submission acceptances	Dupixent – CSU children (US, EU) Tzield – T1D, stage 3, delay progression (US, CNPV review) Wayrilz – ITP (JP) Sarclisa – subcutaneous (US, EU, JP, CN)
Phase 3 data readouts	amlitelimab – AD (COAST 1) – primary endpoints met Fluzone HD – influenza 50 years+ – primary endpoint met
Phase 3 study starts	lunsekimig – COPD (PERSEPHONE) Wayrilz – SCD, wAIHA
Regulatory designations	Wayrilz – IgG4-RD orphan (EU) SAR446268 – DM1 fast track (US) SAR402663 – wet AMD fast track (US)
Immunology
Dupixent (dupilumab)
~~•~~The European Medicines Agency (EMA)’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion recommending the approval of Dupixent in the EU for the treatment of chronic spontaneous urticaria (CSU) in adults and adolescents. This recommendation covers those aged 12 years and above with moderate to severe disease, with inadequate response to histamine-1 antihistamines, and who are naive to anti-immunoglobulin E therapy. A final decision is expected in the coming months. Dupixent is approved for CSU in certain adults and adolescents in several countries including Japan and the US.
•The US Food and Drug Administration (FDA) accepted for review the regulatory submission of the supplemental biologics license application (sBLA) for Dupixent to treat CSU in children. The target action date for the FDA decision is April 27, 2026. A regulatory submission was also accepted in the EU.
Rezurock (belumosudil)
The CHMP issued a negative opinion on the marketing authorisation application of Rezurock for the third-line treatment of adults and children with chronic graft-versus-host disease (cGVHD). Sanofi will seek a re-examination of the CHMP opinion. cGVHD is a life-threatening complication that devastates the lives of up to 50% of patients who undergo a stem cell transplant. cGVHD is considered one of the main causes of morbidity and late non-relapse mortality after stem cell transplant.
Tzield (teplizumab)
•The Chinese National Medical Products Administration (NMPA) approved Tzield as the first disease-modifying therapy in autoimmune type 1 diabetes (T1D) indicated to delay the onset of stage 3 T1D in adult and children aged eight years and older with stage 2 T1D. The review was completed under priority review, following the recognition by NMPA of Tzield’s innovative profile and the benefit it brings to children. Tzield is approved for the treatment of adults and children aged eight years and older, living with stage 2 T1D, in the US, with regulatory reviews ongoing in the EU.
•The FDA accepted for expedited review the sBLA for Tzield to delay the progression of stage 3 T1D in adults and children eight years of age and older recently diagnosed with stage 3 T1D. The FDA nominated Tzield for the Commissioner's National Priority Voucher (CNPV) pilot program based on its potential to address a large unmet medical need. The CNPV program aims to shorten the review process from what normally takes 10-12 months to 1-2 months, while maintaining FDA's rigorous safety and efficacy standards. Tzield had previously been granted priority review for the sBLA.
amlitelimab (OX40L mAb)
~~•~~Positive results from the global COAST 1 phase 3 study (clinical study identifier: NCT06130566) showed that amlitelimab, a fully human non-T cell depleting monoclonal antibody (mAb) that targets OX40-ligand (OX40L), dosed either every four weeks (Q4W) or every 12 weeks (Q12W), met all primary and key secondary endpoints, demonstrating statistically significant and clinically meaningful skin clearance and disease severity compared to placebo at Week 24 in patients aged 12 years and older with moderate-to-severe atopic dermatitis (AD). Amlitelimab was well-tolerated, with no new safety concerns identified in this study.

SANOFI PRESS RELEASE Q3 2025	5

For US and US reference countries, the primary endpoint was the proportion of patients with a validated investigator global assessment for AD (vIGA-AD) of 0 (clear) or 1 (almost clear) and a reduction from baseline score of ≥2 points. For the EU, EU reference countries and Japan, the co-primary endpoints comprised the proportion of patients with vIGA-AD 0/1 and a reduction from baseline score of ≥2 points along with the proportion of patients reaching a 75% or greater improvement in the eczema area and severity index total score (EASI-75). In both treatment arms, a progressive increase in efficacy without plateau was observed during the treatment period. The study’s key secondary endpoints were also achieved across both dosing arms at Week 24.
The OCEANA clinical development program of amlitelimab in AD, which includes COAST 1 and four other phase 3 studies (SHORE, COAST 2, AQUA, and ESTUARY) is anticipated to read out through 2026 and comprises the foundation for potential global regulatory submissions.
•At the European Respiratory Society International Congress in Amsterdam, Netherlands, exploratory efficacy data from the TIDE-Asthma phase 2 study (clinical study identifier: NCT05421598) in patients with moderate-to-severe asthma were presented. While the primary endpoint of annualized asthma exacerbation rate (AAER) reduction at Week 48 did not reach statistical significance at the 250 mg dose, notable improvements were observed across key secondary endpoints, including pre-bronchodilator forced expiratory volume in one second (pre-BD FEV₁) and improvements in asthma control questionnaire (ACQ-5) scores. In a post-hoc analysis, patients with potential evidence of mixed-type inflammation based on elevated blood neutrophils (≥4000 cells/µL) and eosinophils (≥300 cells/µL) showed the greatest benefit with amlitelimab, including greater reductions in AAER, and larger improvements in pre-BD FEV₁ and ACQ-5 scores. Amlitelimab was well-tolerated, with no new safety concerns identified in this study.
lunsekimig (IL13xTSLP Nanobody® VHH)
Two proof-of-concept phase 2b/3 studies of two dosing intervals of subcutaneous lunsekimig compared with placebo commenced dosing the first patient in the COPD program; PERSEPHONE (clinical study identifier: NCT07190209) and THESEUS (clinical study identifier: NCT07190222).
brivekimig (TNFxOX4OL Nanobody® VHH)
~~•~~At the European Academy of Dermatology and Venereology Congress in Paris, France, data from the HS-OBTAIN phase 2a study (clinical study identifier: NCT05849922) was presented. The HS-OBTAIN phase 2a study is a randomized, double-blind, placebo-controlled, proof-of-concept study assessing the efficacy and safety of brivekimig in adults with moderate-to-severe hidradenitis suppurativa (HS). The data showed that treatment with subcutaneous brivekimig 150 mg every two weeks led to clinically meaningful improvements in the primary endpoint of Hidradenitis Suppurativa Clinical Response (HiSCR50) in patients naïve to biologics with moderate-to-severe hidradenitis suppurativa. Brivekimig was well tolerated, with no serious adverse events. HS is a chronic and debilitating inflammatory skin disease characterized by painful cutaneous nodules, abscesses and draining tunnels. For example, approximately 196,000 adults in the EU live with HS.
The randomized, double-blind, placebo-controlled, dose-ranging BRIGHTEN phase 2b study (clinical study identifier: NCT07170917) of brivekimig in patients with moderate-to-severe HS will commence soon.
•Two proof-of-concept phase 2 studies of different dose regimens of subcutaneous brivekimig compared with placebo commenced dosing the first patients in Crohn’s disease (clinical study identifier: NCT06958536) and ulcerative colitis (UC) (clinical study identifier: NCT06975722).
balinatunfib (oral anti-TNF)
During the quarter, data from a phase 2 study (clinical study identifier: NCT06073093) of balinatunfib in patients with rheumatoid arthritis (RA) not adequately controlled with methotrexate (MTX) and naive to advanced treatments finished its analysis. The study assessed the safety and efficacy of balinatunfib at four dose schedules against placebo on a background of MTX standard treatment using established RA endpoints. The primary endpoint assessment using ACR20 did not achieve statistical significance due to a very high placebo response of more than 50%. However, when assessing endpoints requiring deeper disease control, including ACR50, ACR70, and low-disease activity DAS28-CRP≤3.2, the efficacy signal was clinically meaningful. Balinatunfib was generally well tolerated over the short treatment period of 12 weeks and the safety profile was consistent with prior studies. The future development strategy for balinatunfib is currently being evaluated, including the potential to become a combination backbone for internal as well as externally partnered oral medicines for the treatment of RA and other diseases in which TNF plays a key role in the pathophysiology of the disease.
Rare diseases
Wayrilz (rilzabrutinib)
•The FDA approved Wayrilz for adults with persistent or chronic immune thrombocytopenia (ITP) who have had an insufficient response to a previous treatment. The approval was based on the pivotal LUNA 3 phase 3 study, in which Wayrilz met the primary and secondary endpoints, showing a positive impact on sustained platelet counts and other ITP symptoms. As a novel, oral, reversible, Bruton’s tyrosine kinase inhibitor, Wayrilz can help address the root causes of ITP through multi-immune modulation, targeting different pathways across the immune system. Wayrilz is currently under regulatory review for ITP in the EU, Japan (submitted during the quarter), and China.
The CHMP adopted a positive opinion recommending the approval of Wayrilz as a new treatment for ITP in adult patients who are refractory to other treatments. A final decision is expected in the coming months.
~~•~~The EMA granted orphan designation to Wayrilz for IgG4-related disease (IgG4-RD). EMA grants orphan designation to potential new medicines addressing rare, life-threatening, or debilitating diseases or conditions that affect no more than 5 in 10,000 persons in the EU. In addition to IgG4-RD, Wayrilz has received orphan designations for ITP in the US, the EU, and

SANOFI PRESS RELEASE Q3 2025	6

Japan; and for warm autoimmune hemolytic anemia (wAIHA), IgG4-RD, and sickle cell disease (SCD) in the US. Wayrilz has also been granted fast track designation in the US in ITP and IgG4-RD.
•Two phase 3 studies of Wayrilz commenced dosing the first patients in rare diseases. One study will assess the medicine in SCD, LIBRA (clinical study identifier: NCT06975865) and one study in wAIHA, LUMINA 3 (clinical study identifier: NCT07086976).
•A proof-of-concept phase 2 study (clinical study identifier: NCT06984627) of two dose regimens of Wayrilz in patients with Graves' disease commenced dosing the first patient. Graves' disease, also known as toxic diffuse goiter or Basedow's disease, is an autoimmune disease that affects the thyroid. It frequently results in and is the most common cause of hyperthyroidism and it also often results in an enlarged thyroid.
SAR447537 (efdoralprin alfa)
Positive results from the global ElevAATe phase 2 study (clinical study identifier: NCT05856331) showed that efdoralprin alfa (formerly known as INBRX-101), met all primary and key secondary endpoints when dosed every three weeks (Q3W) or four weeks (Q4W) in adults with alpha-1 antitrypsin deficiency (AATD) emphysema, a rare disease. Efdoralprin alfa is a recombinant human alpha-1 antitrypsin (AAT)-Fc fusion protein. It demonstrated a statistically significant greater mean increase in functional AAT levels within normal range as measured by trough concentrations at steady state compared to those receiving weekly plasma-derived augmentation therapy at Week 32 [p<0.0001]. The study also met key secondary endpoints, demonstrating superior mean increase in fAAT average concentration as well as higher percentage of days above the lower limit of the normal range for both Q3W and Q4W dosing. Efdoralprin alfa was well tolerated with a similar adverse event profile to plasma-derived therapy. Additional safety follow-up is being assessed in the ElevAATe OLE phase 2 study (clinical study identifier: NCT05897424). Efdoralprin alfa was previously granted fast track and orphan drug designation by FDA for the treatment of AATD emphysema. Sanofi plans to present the data at a forthcoming medical meeting and engage with global regulatory authorities on the appropriate next steps.
SAR446268 (DMPK-silencing gene therapy)
The FDA granted fast-track designation to SAR446268, a one-time gene therapy for the treatment of non-congenital (juvenile and adult onset) myotonic dystrophy type 1 (DM1), long known as Steinert disease. SAR446268 is the only potential new gene therapy in clinical development for this disease, and there are no currently approved treatments for DM1. SAR446268 is expected to advance into a first-in-human, phase 1/2 study (clinical study identifier: NCT06844214) in late 2025. Sanofi has already been granted orphan designations for SAR446268 in both the US (July 2024) and EU (October 2024).
Neurology
tolebrutinib (BTK inhibitor)
The FDA extended by three months the target action date of its review of the new drug application (NDA) of tolebrutinib to treat non-relapsing secondary progressive multiple sclerosis (SPMS) and to slow disability accumulation independent of relapse activity in adult patients. Based on the submission of additional analyses during the review, the FDA determined that the additional information constituted a major amendment to the NDA and extended the target action date accordingly. The revised target action date for the FDA decision is December 28, 2025. In addition to the extended regulatory review in the US, tolebrutinib is being reviewed by other regulatory agencies, including in the EU. As part of the ongoing regulatory dialogue to establish the appropriate benefit/risk profile of tolebrutinib, agencies are focused on the target patient population, comparing efficacy across populations, and the proposed safety risk mitigation plan to address liver toxicity.
SAR402663 (FLT01-encoding gene therapy)
The FDA granted fast-track designation to SAR402663, a one-time, intravitreal gene therapy for the treatment of neovascular (or ‘wet’) age-related macular degeneration (AMD). SAR402663 is currently in a phase 1/2 study (clinical study identifier: NCT06660667).
Oncology
Sarclisa (isatuximab)
The FDA accepted for review the regulatory submission of the sBLA for subcutaneous Sarclisa in multiple myeloma. The target action date for the FDA decision is April 23, 2026. Regulatory submissions were also completed in the EU, Japan, and China.
SAR447873 (212Pb-dotamtate)
At the 2025 European Society for Medical Oncology Congress, Berlin, Germany, positive data from the ALPHAMEDIX-02 phase 2 study (clinical study identifier: NCT05153772) showed that SAR447873, a somatostatin receptor (SSTR)-targeted alpha therapy using the lead-212 isotope, met all primary efficacy endpoints and showed clinically meaningful overall response rates and prolonged clinical benefits in both peptide receptor radionuclide therapy (PRRT)-naïve and PRRT-exposed patients with unresectable or metastatic SSTR-positive gastroenteropancreatic neuroendocrine tumors (GEP-NETs). Benefits in key secondary endpoints, including progression-free survival and overall survival, were also observed across both cohorts. SAR447873 had a manageable safety profile that was similar across both cohorts. In February 2024, the medicine was designated a breakthrough therapy by the FDA for treatment of PRRT-naïve patients with unresectable or metastatic, progressive SSTR-expressing GEP-NETs. Next steps for SAR447873 will be decided following discussions with health authorities.
Vaccines

SANOFI PRESS RELEASE Q3 2025	7

Efluelda (influenza)
New data from the FLUNITY-HD phase 4 study (clinical study identifier: NCT06506812), published in The Lancet, demonstrated that Efluelda (Fluzone High-Dose in North America) significantly reduced the risk of hospitalizations in adults 65 years and older compared to standard-dose influenza vaccines1. This was the largest influenza vaccine effectiveness study of individually randomized older adults, involving nearly half a million participants across multiple seasons and two geographic areas. This study provided robust evidence that the high-dose influenza vaccine offers superior protection against the severe complications of influenza, including:
- 31.9% (95% CI, 19.7 to 42.2; p<0.001) additional reduction in lab-confirmed influenza hospitalizations
- 8.8% (95% CI, 1.7 to 15.5; p=0.008) additional protection against pneumonia/influenza hospitalizations
- 6.3% (95% CI, 2.5 to 10.0; p<0.001) additional reduction in hospitalizations for cardio-respiratory events
- 2.2% (95% CI, 0.3 to 4.1; p=0.012) additional protection against all-cause hospitalizations, meaning one additional hospitalization could be averted for every 515 (95% CI, 278 to 3,929) individuals vaccinated with Efluelda instead of a standard-dose flu vaccine.
Nuvaxovid (COVID-19)
In October, Novavax announced that it had completed the transfer of the EU marketing authorisation for Nuvaxovid in COVID-19 prevention to Sanofi, enabling Sanofi to take control of commercial and regulatory activities. The marketing authorization transfer in the US is ongoing.
Fluzone HD (influenza 50 years+)
Fluzone High-Dose (HD) / Efluelda is approved in many jurisdictions (including the US and EU) to prevent influenza in people aged 65 years and above. A phase 3 study (clinical study identifier: NCT06641180) in people aged 50 to 64 years read out positively on safety and immunogenicity at an interim analysis, supporting planned regulatory submissions in 2026 for a potential label extension down to adults aged 50 years and older.
SP0125 (RSV toddler)
The SP0125 program for the prevention of respiratory syncytial virus (RSV)-related disease in toddlers was recently discontinued following a planned futility analysis conducted by an independent data monitoring committee (IDMC). The decision was due to insufficient efficacy seen in the main PEARL phase 3 study (clinical study identifier: NCT06252285). The safety profile was acceptable, and no signals of vaccine-associated enhanced respiratory disease were observed by the IDMC.
SP0287 (Fluzone HD/Flublok and Nuvaxovid)
The SP0287 program consists of two combination vaccine candidates: the inactivated influenza vaccine Fluzone HD or the recombinant-protein influenza vaccine Flublok and the adjuvanted recombinant COVID-19 vaccine Nuvaxovid. The phase 1/2 study of each combination (clinical study identifiers: NCT06695117 and NCT06695130) completed with preliminary positive safety and immunogenicity results. Sanofi will engage with regulatory authorities to discuss next step for this program.
SP0289 (influenza, H5 pandemic, mRNA)
The phase 1/2 study (clinical study identifier: NCT06744205) of the SP0289 vaccine candidate to prevent H5 pandemic influenza showed a good safety profile and strong immunogenicity results, with 90-100% of people achieving seroprotection after two doses across all formulations tested. Sanofi is evaluating the next steps for this program.
SP0335 (influenza, H5 pandemic, inactivated adjuvanted)
In September, Novavax announced that it had expanded Sanofi's license to include use of Novavax's Matrix-M adjuvant with SP0335, a second vaccine candidate to prevent H5 pandemic influenza. Sanofi received funding from the Biomedical Advanced Research and Development Authority within the Administration for Strategic Preparedness and Response, part of the Department of Health and Human Services in the US, for early-stage clinical work on this vaccine candidate including the Matrix-M adjuvant.
Anticipated major upcoming pipeline milestones

	Medicine/vaccine	Indication	Description
Q4 2025	Dupixent	CSU	regulatory decision (EU)
		allergic fungal rhinosinusitis	regulatory submission (US)
	teplizumab	T1D, stage 2, delay onset of stage 3	regulatory decision (EU)
		T1D, stage 3, delay progression	regulatory decision (EU)
	Wayrilz	ITP	regulatory decision (EU)
	Qfitlia	hemophilia A/B	regulatory decision (CN)
	tolebrutinib	SPMS	regulatory decision (US)
		primary progressive multiple sclerosis (PPMS)	phase 3 data
	SP0087	rabies	regulatory submission (US, EU)
	SP0230	meningitis	phase 2 data
	SP0256	RSV older adults	phase 2 data
1 The standard-dose influenza vaccines used in the FLUNITY-HD study were VaxigripTetra (Sanofi) and InfluvacTetra (a registered trademark of Viatris).
Standard-dose vaccines often serve as the primary influenza prevention option for the general population.

SANOFI PRESS RELEASE Q3 2025	8

H1 2026	Dupixent	BP	regulatory decision (EU, JP, CN)
		CSU children	regulatory decision (US, EU)
	amlitelimab	AD	phase 3 data (full readout)
	lunsekimig	asthma	phase 2 data
	eclitasertib	UC	phase 2 data
	Tzield	T1D, stage 3, delay progression	regulatory decision (US)
	Cerezyme	Gaucher disease type 3 (GD3)	regulatory decision (US)
	Nexviazyme	infantile-onset Pompe disease (IOPD)	phase 3 data
	venglustat	Fabry disease	phase 3 data
regulatory submission (US)
		GD3	phase 3 data
regulatory submission
	Sarclisa	subcutaneous	regulatory decision (US, EU, JP)
	tolebrutinib	SPMS	regulatory decision (EU)
		PPMS	regulatory submission (US, EU)
	Fluzone HD	influenza 50 years+	regulatory submission (US)
H2 2026	Dupixent	lichen simplex chronicus	regulatory submission (US)
	amlitelimab	AD	regulatory submission
	Wayrilz	ITP	regulatory decision (JP, CN)
	Nexviazyme	IOPD	regulatory submission (US)
	efdoralprin alfa	AATD emphysema	regulatory submission (US)
	Fluzone HD	influenza 50 years+	regulatory submission (EU)
	SP0218	yellow fever	phase 3 data
A status on the Sanofi pipeline as of September 30, 2025, is available at: https://www.sanofi.com/en/our-science/our-pipeline.

SANOFI PRESS RELEASE Q3 2025	9

Sustainability update
Access to healthcare
Global Health Unit in LMICs
Sanofi’s Global Health Unit (GHU) reached a significant milestone: one million patients1 have received treatments for non-communicable diseases (NCDs) across more than 40 low- and middle-income countries (LMICs). This progress advances Sanofi’s goal of treating two million patients by 2030.
The GHU’s Impact brand, now registered in more than 20 LMICs delivers WHO-essential, standard-of-care medicines on a not-for-profit basis, spanning diabetes, cardiovascular disease, and mental health.
Through partnerships with local governments, non-governmental organizations, and communities, Sanofi has trained more than 27,800 healthcare professionals and community health workers, reaching over four million beneficiaries through NCD programs covering prevention, screening, treatment, and patient management.
The GHU’s Impact Fund scales inclusive, sustainable ventures that enhance access to affordable, quality care in underserved areas, combining digital innovation and on-the-ground delivery. To date, $9.6 million has been invested in seven early-stage companies, indirectly benefiting an additional ten million patients.
Improving access to affordable medicines in the US
Sanofi in the US has announced a broad expansion of its Insulins Valyou Savings Program, first created for people without health insurance, to all patients in the US, regardless of insurance status. This includes those with commercial insurance or Medicare (a federal health insurance program for people aged 65 or older and younger people with disabilities). Effective January 1, 2026, the program will cover all Sanofi insulins, reinforcing the company’s longstanding commitment to access and affordability. Under this expanded program, any American with a valid prescription will be able to purchase any combination, type, and quantity of Sanofi insulins for a fixed monthly price of $35.
Resilient Cities, Reimagining Health
Following the launch of its new sustainability strategy “AIR”, Sanofi joined the Resilient Cities, Reimagining Health initiative ahead of Climate Week. This global coalition unites 29 cities across 19 countries, alongside healthcare companies and academic institutions2, to help cities overcome the growing threats that climate change poses to population health and healthcare systems already strained by aging populations and rising chronic disease rates.
The coalition’s first report “The Case for Action: The power of prevention to support health in a changing climate” demonstrates how climate-conscious actions could save 725,000 lives each year, cut healthcare costs by $70 billion, and reduce healthcare-related emissions by 15.6 million tons of CO2 equivalent annually by 2030.
The coalition is now building a blueprint for climate-resilient healthcare systems and co-developing a practical guide to embed health equity and prevention directly into climate action plans, as well as bespoke assessment tools to identify and prioritize local interventions, strengthening investment cases.
New framework to strengthen nature-related disclosures
Sanofi has formally adopted the Taskforce on Nature-related Financial Disclosures (TNFD) framework. TNFD adoption strengthens Sanofi's existing nature strategy, a cornerstone of the company's Planet Care program and reaffirms its dedication to environmental stewardship.
ESG ratings
Sanofi’s latest ESG rankings:
1 Cumulative since 2021.
2 The Resilient Cities, Reimagining Health initiative is a two-year partnership between the Sustainable Markets Initiative Health Systems Taskforce, led by
Reckitt and Bupa, and the Resilient Cities Network, with support from the Yale School of Public Health, Mode Economics, and Sanofi.

SANOFI PRESS RELEASE Q3 2025	10

Q3 and YTD 2025 financial results
Business net income1
Net sales were €12,434 million in Q3 2025 and increased by 2.3% (7.0% at CER) from €12,157 million in Q3 2024. In YTD 2025, net sales were €32,323 million and increased by 5.9% (8.7% at CER) from €30,517 million in YTD 2024.
Other revenues were €736 million in Q3 2025 and decreased by 10.2% (5.9% at CER) from €820 million in Q3 2024. VaxServe sales of non-Sanofi products were €484 million and decreased by 5.7% at CER. In addition, other revenues included sales of Opella products in certain markets (€125 million), manufacturing services and other (€67 million), royalties (€32 million), and supply sales to Opella (€28 million). In YTD 2025, other revenues were €2,188 million and decreased by 6.9% (4.6% at CER) from €2,349 million in YTD 2024. VaxServe sales of non-Sanofi products were €1,326 million and decreased by 2.3% at CER. In addition, other revenues included manufacturing services and other (€342 million), sales of Opella products in certain markets (€331 million), royalties (€100 million), and supply sales to Opella, etc. (€89 million).
Business gross profit was €9,815 million in Q3 2025 and increased by 5.3% (10.6% at CER) from €9,317 million in Q3 2024. The business gross margin was 78.9% and increased by 2.3pp (79.2% at CER, up by 2.6pp). In YTD 2025, business gross profit was €25,275 million and increased by 8.7% (11.7% at CER) from €23,247 million in YTD 2024. The business gross margin was 78.2% and increased by 2.0pp (78.3% at CER, up by 2.1pp). Generally, the margin improvements in Q3 and YTD 2025 were driven by portfolio shift towards specialty care and enhanced product mix. Specifically, in Q3 2025, the margin improvement also benefitted from lower inventory write-off.
Research and Development expenses were €1,834 million in Q3 2025 and increased by 1.8% (4.9% at CER) from €1,802 million in Q3 2024, broadly reflecting the underlying activity level. The ratio of R&D to net sales was 14.7% and decreased by 0.1pp (14.5% at CER, down by 0.3pp). In YTD 2025, R&D expenses were €5,551 million and increased by 8.1% (9.7% at CER) from €5,137 million in YTD 2024. The higher increase in the YTD period includes a c.€200 million one-time reimbursement of past ALTUVIIIO development expenses, received in Q2 2024, lowering the comparative period, as well as wind-down costs in Q1 2025 for the discontinued E. coli sepsis vaccine candidate. The ratio of R&D to net sales was 17.2% and increased by 0.4pp (17.0% at CER, up by 0.2pp).
Selling, general and administrative expenses were €2,291 million in Q3 2025 and increased by 2.6% (7.1% at CER) from €2,232 million in Q3 2024. The ratio of SG&A to net sales was 18.4% and stable (18.4% at CER, stable). In YTD 2025, SG&A expenses were €6,797 million and increased by 4.0% (6.3% at CER) from €6,535 million in YTD 2024. The ratio of SG&A to net sales was 21.0% and decreased by 0.4pp (20.9% at CER, down by 0.5pp). Generally, the SG&A developments in Q3 and YTD 2025 reflected continued support of launches and newer medicines. Specifically, in Q3 2025, expenses also included the first-time consolidation of Blueprint following the closing of the acquisition in July.
Total operating expenses were €4,125 million in Q3 2025 and increased by 2.3% (6.1% at CER) from €4,034 million in Q3 2024. In YTD 2025, total operating expenses were €12,348 million and increased by 5.8% (7.8% at CER) from €11,672 million in YTD 2024.
Other operating income net of expenses was -€1,303 million in Q3 2025 and increased by 31.2% (39.1% at CER) from -€993 million in Q3 2024. Income included €144 million from license-out royalties, etc., including on Amvuttra® (€69 million in Q3 2024), and €85 million from divestments of medicines/portfolio streamlining (€13 million in Q3 2024). The income was more than offset by an expense of €1,369 million representing Regeneron’s share of profit from the monoclonal antibody alliance (-€1,066 million in Q3 2024), -€101 million relating to other pharmaceutical collaborators (-€18 million in Q3 2024), and -€62 million from other (€9 million in Q3 2024). Q3 2025 included the effect from a court decision on Plavix in France. In YTD 2025, other operating income net of expenses was -€3,246 million and increased by 34.9% (39.2% at CER) from -€2,407 million in YTD 2024. Income included €419 million from divestments (€215 million in YTD 2024), and €281 million from license-out royalties, etc. (€179 million in YTD 2024). Expenses included €3,696 million from Regeneron’s share of profit from the monoclonal antibody alliance (-€2,903 million in YTD 2024), -€167 million from other pharmaceutical collaborations (-€5 million in YTD 2024), and -€83 million from other (€107 million in YTD 2024).
Share of profit from associates was €62 million in Q3 2025 compared to €38 million in Q3 2024 and mainly included the share of profit related to Vaxelis in the US. In YTD 2025, share of profit from associates was €139 million compared to €104 million in YTD 2024 and mainly included the share of profit related to Vaxelis.
Business operating income was €4,445 million in Q3 2025 and increased by 2.7% (8.5% at CER) from €4,327 million in Q3 2024. The ratio of BOI to net sales was 35.7% and increased by 0.1pp (36.1% at CER, up by 0.5pp). In YTD 2025, BOI was €9,808 million and increased by 5.9% (9.7% at CER) from €9,265 million in YTD 2024. The ratio of BOI to net sales was 30.3% and decreased by 0.1pp (30.6% at CER, up by 0.2pp). Generally, BOI in Q3 and YTD 2025 improved due to higher business gross profit, partly offset by increased Regeneron profit sharing and R&D expenses in the YTD period.
Net financial expenses were €64 million in Q3 2025 compared to €71 million in Q3 2024, reflecting lower net debt for part of the quarter and lower average interest rates. In YTD 2025, net financial expenses were €191 million compared to €201 million in YTD 2024, also reflecting lower net debt for part of the period and lower average interest rates.
The effective tax rate was 19.3% in Q3 2025 and decreased from 20.0% in Q3 2024. Generally, the effective tax rate will fluctuate from quarter to quarter. In YTD 2025, the effective tax rate was 20.2% and increased from 20.0% in YTD 2024. Sanofi continues to target an effective tax rate in 2025 which is broadly stable versus 2024 (20%).
Business net income was €3,547 million in Q3 2025 and increased by 4.0% (+9.8% at CER) from €3,411 million in Q3 2024. The ratio of business net income to net sales was 28.5% and increased by 0.4pp (28.8% at CER, up by 0.7pp). In YTD 2025, business
1 See Appendix 3 for the Q3 and YTD 2025 consolidated income statement; see Appendix 9 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

SANOFI PRESS RELEASE Q3 2025	11

net income was €7,699 million and increased by 5.9% (9.8% at CER) from €7,270 million in YTD 2024. The ratio of business net income to net sales was 23.8% and stable (24.1% at CER, up by 0.3pp).
Business earnings per share (business EPS) was €2.91 in Q3 2025 and increased by 7.0% (13.2% at CER) from €2.72 in Q3 2024. The average number of shares outstanding was 1,218.1 million compared to 1,253.0 million in Q3 2024. In YTD 2025, business EPS was €6.30 and increased by 8.4% (12.4% at CER) from €5.81 in YTD 2024. The average number of shares outstanding was 1,223.0 million compared to 1,250.6 million in YTD 2024.
Influenza vaccines
In late September, Sanofi confirmed that representatives of the European Commission (EC) visited company premises in France and Germany in connection with an investigation into influenza vaccines. Sanofi is confident that it is compliant with the relevant rules and regulations and is cooperating fully with the EC.
Opella
On April 30, 2025, Sanofi and CD&R closed the Opella transaction, creating an independent global consumer healthcare leader. Sanofi retained a significant shareholding in Opella through a 48.2% equity interest in OPAL JV Co, which indirectly holds 100% of Opella. Bpifrance owns 1.8% and CD&R the remaining 50.0%. The transaction was completed on the terms previously disclosed, and Sanofi received net cash proceeds of €10.7 billion. To aid the ongoing assessment of the value of Sanofi’s Opella stake, Opella’s summary financials will be disclosed at Q2/H1 and Q4/FY financial results.
Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In YTD 2025, the IFRS net income was €8,614 million. The main items excluded from the business net income were:
•Net income from the Opella discontinued operation amounted to €2,861 million, including €2,674 million related to an Opella divestment net gain following the loss of control date.
•An amortization charge of €1,238 million, of which €1,199 million related to intangible assets measured at their acquisition-date fair values (mainly Bioverativ €447 million, Provention Bio €155 million, Ablynx €126 million, Kadmon €119 million, Beyfortus €92 million, Blueprint €90 million and Genzyme €51 million) and €39 million related to intangible assets from separate acquisitions, measured initially at acquisition cost (licenses/products). These items had no cash impact.
•A net impairment expense of €228 million linked to research and development projects.
•A €57 million step-up inventory amortization from the Blueprint acquisition reported in the costs of sales line.
•Restructuring costs and similar items of €602 million mainly related to redundancy plans during YTD 2025.
•Other gains and losses, and litigation of €57 million.
•A financial charge of €99 million related to the remeasurement of expected future royalty on Beyfortus US sales.
•A €543 million tax effect arising from the items listed above, mainly comprising €202 million of deferred taxes generated by amortization of intangible assets and €147 million associated with restructuring costs and similar items.
Cash flow
In YTD 2025, free cash flow before restructuring, acquisitions, and disposals amounted to €6,831 million after a change in net working capital of €136 million, and capital expenditures of -€1,288 million. After acquisitions1 of -€1,415 million, proceeds from disposals1 of €527 million, and payments related to restructuring and similar items of -€491 million, free cash flow2 was €5,452 million.
Net debt
After the acquisitions of Blueprint (-€8,381 million), of Dren-0201, Inc. (-€539 million) and of Vigil (-€363 million), the impact of the share buyback of -€4,128 million, dividend paid of -€4,772 million, the cash provided by the discontinued Opella business of €136 million, and the net cash inflow from the Opella transaction of €10,662 million, the change in net debt was -€2,285 million. The net debt increased from €8,772 million on December 31, 2024, to €11,057 million on September 30, 2025 (amount net of €8,906 million in cash and cash equivalents).
Shareholder return
Following shareholder approval at the annual general meeting in April, shareholders received a dividend of €3.92 per share for 2024, marking 30 consecutive years of dividend increases. Additionally, Sanofi is executing a €5 billion share buyback program in 2025, with the purpose of share cancellation. As of September 30, 2025, 82.0% of the program had been completed, with the remaining shares to be purchased in the open market during the rest of 2025.

1 Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
2 Non-IFRS financial measure (definition in Appendix 9).

SANOFI PRESS RELEASE Q3 2025	12

Media Relations
Sandrine Guendoul	+33 6 25 09 14 25	sandrine.guendoul@sanofi.com
Evan Berland	+1 215 432 0234	evan.berland@sanofi.com
Léa Ubaldi	+33 6 30 19 66 46	lea.ubaldi@sanofi.com
Léo Le Bourhis	+33 6 75 06 43 81	leo.lebourhis@sanofi.com
Victor Rouault	+33 6 70 93 71 40	victor.rouault@sanofi.com
Timothy Gilbert	+1 516 521 2929	timothy.gilbert@sanofi.com

Investor Relations
Thomas Kudsk Larsen	+44 7545 513 693	thomas.larsen@sanofi.com
Alizé Kaisserian	+33 6 47 04 12 11	alize.kaisserian@sanofi.com
Felix Lauscher	+1 908 612 7239	felix.lauscher@sanofi.com
Keita Browne	+1 781 249 1766	keita.browne@sanofi.com
Nathalie Pham	+33 7 85 93 30 17	nathalie.pham@sanofi.com
Tarik Elgoutni	+1 617 710 3587	tarik.elgoutni@sanofi.com
Thibaud Châtelet	+33 6 80 80 89 90	thibaud.chatelet@sanofi.com
Yun Li	+33 6 84 00 90 72	yun.li3@sanofi.com

SANOFI PRESS RELEASE Q3 2025	13

Appendices

SANOFI PRESS RELEASE Q3 2025	14

Appendix 1: Q3 2025 net sales by medicine/vaccine and geography

Q3 2025 (€ million)	Total sales	Change at CER	Change	United States	Change at CER	Europe	Change at CER	Rest of World	Change at CER
Immunology
Dupixent	4,156	+26.2%	+19.6%	3,073	+27.9%	504	+20.9%	579	+21.7%
Kevzara	131	+26.6%	+20.2%	87	+41.5%	31	—%	13	+14.3%
Rare diseases
ALTUVIIIO (*)	294	+81.4%	+70.9%	247	+64.4%	—	—%	47	+308.3%
Fabrazyme	242	-0.4%	-4.3%	124	+0.8%	62	—%	56	-3.3%
Nexviazyme/Nexviadyme (*)	200	+27.6%	+22.7%	98	+15.6%	74	+57.4%	28	+15.4%
Cerezyme	161	+0.6%	-1.8%	44	-2.1%	56	+1.8%	61	+1.6%
Alprolix	149	+7.4%	+0.7%	106	+1.8%	—	—%	43	+23.7%
Ayvakit (*)	137	—%	—%	119	—%	16	—%	2	—%
Myozyme	122	-25.0%	-27.4%	41	-30.2%	40	-33.3%	41	-6.7%
Cerdelga	86	+11.1%	+6.2%	45	+6.5%	37	+19.4%	4	—%
Aldurazyme	79	+22.4%	+17.9%	17	-5.6%	20	+11.1%	42	+45.2%
Eloctate	77	-14.6%	-19.8%	41	-21.4%	—	—%	36	-5.0%
Cablivi (*)	66	+9.5%	+4.8%	35	+11.8%	25	+8.3%	6	—%
Xenpozyme (*)	57	+43.9%	+39.0%	23	+25.0%	22	+57.1%	12	+71.4%
Qfitlia (*)	4	—%	—%	4	—%	—	—%	—	—%
Wayrilz (*)	1	—%	—%	1	—%	—	—%	—	—%
Neurology
Aubagio	49	-44.6%	-46.7%	25	-46.9%	15	-46.7%	9	-30.8%
Oncology
Sarclisa (*)	155	+41.2%	+36.0%	61	+41.3%	46	+35.3%	48	+47.1%
Jevtana	62	-9.6%	-15.1%	47	-12.5%	1	—%	14	—%
Fasturtec	43	-4.3%	-6.5%	26	—%	12	—%	5	-50.0%
Other main medicines
Lantus	438	+6.7%	+1.9%	214	+29.7%	75	-11.8%	149	-7.6%
Toujeo	321	+9.2%	+5.9%	55	+7.4%	124	+5.1%	142	+13.7%
Plavix	223	+1.3%	-3.0%	1	—%	22	-4.3%	200	+2.0%
Lovenox	196	-14.6%	-15.9%	1	—%	107	-18.3%	88	-9.9%
Praluent	127	+1.6%	+0.8%	—	—%	106	+23.5%	21	-43.9%
Thymoglobulin	118	+3.3%	-2.5%	72	+4.1%	9	-10.0%	37	+5.3%
Rezurock (*)	114	-6.9%	-13.0%	100	-9.3%	(1)	-112.5%	15	+220.0%
Aprovel	100	+6.1%	+2.0%	1	—%	18	—%	81	+7.6%
Multaq	78	+15.3%	+8.3%	71	+15.4%	2	—%	5	+20.0%
Soliqua/iGlarLixi	62	+18.2%	+12.7%	19	+17.6%	13	+8.3%	30	+23.1%
Tzield (*)	18	+26.7%	+20.0%	17	+20.0%	1	—%	—	—%
Mozobil	10	-43.8%	-37.5%	1	-75.0%	2	-71.4%	7	+20.0%
Others	905	-13.1%	-15.7%	77	-27.0%	273	-9.3%	555	-12.6%
Industrial Sales	96	-21.6%	-23.2%	—	—%	95	-21.8%	1	—%
Vaccines
Influenza, COVID-19 (**)	1,525	-16.8%	-20.3%	1,038	-11.4%	356	-25.6%	131	-29.4%
Beyfortus (**)	739	+19.8%	+14.6%	389	-21.4%	261	+166.3%	89	+526.7%
Polio/Pertussis/Hib primary vaccines and boosters	642	-12.2%	-15.6%	205	-3.1%	106	-20.3%	331	-14.6%
Meningitis, travel, and endemic	451	-1.9%	-6.8%	314	—%	57	+11.8%	80	-15.2%
Biopharma	12,434	+7.0%	+2.3%	6,838	+11.1%	2,589	+2.8%	3,007	+1.9%
Pharma launches (*)	1,046	+57.1%	+49.6%	705	+55.5%	183	+45.7%	158	+82.0%
Launches (*), (**)	1,805	+40.8%	+34.3%	1,114	+17.2%	444	+98.2%	247	+146.2%

SANOFI PRESS RELEASE Q3 2025	15

Appendix 1: YTD 2025 net sales by medicine/vaccine and geography

YTD 2025 (€ million)	Total sales	Change at CER	Change	United States	Change at CER	Europe	Change at CER	Rest of World	Change at CER
Immunology
Dupixent	11,468	+22.7%	+19.3%	8,356	+23.4%	1,448	+21.8%	1,664	+20.1%
Kevzara	376	+29.2%	+26.2%	238	+44.7%	96	+6.7%	42	+12.8%
Rare diseases
ALTUVIIIO (*)	836	+90.0%	+85.0%	703	+73.0%	—	—%	133	+306.1%
Fabrazyme	767	+0.5%	-1.4%	385	+0.8%	196	+2.6%	186	-2.1%
Nexviazyme/Nexviadyme (*)	587	+23.6%	+21.5%	293	+14.0%	206	+45.1%	88	+16.9%
Cerezyme	524	-6.0%	-8.2%	135	-3.5%	175	-3.3%	214	-9.3%
Alprolix	454	+11.5%	+8.4%	346	+5.7%	—	—%	108	+34.5%
Myozyme	397	-24.9%	-26.3%	132	-26.5%	137	-33.2%	128	-11.4%
Cerdelga	252	+4.5%	+2.4%	134	+1.5%	105	+9.4%	13	—%
Aldurazyme	242	+7.9%	+6.1%	53	—%	63	—%	126	+16.2%
Eloctate	212	-24.0%	-26.1%	138	-22.4%	—	—%	74	-26.9%
Cablivi (*)	202	+16.5%	+14.8%	106	+16.0%	80	+19.4%	16	+6.7%
Xenpozyme (*)	167	+50.4%	+47.8%	70	+26.3%	66	+73.7%	31	+77.8%
Ayvakit (*)	137	—%	—%	119	—%	16	—%	2	—%
Qfitlia (*)	5	—%	—%	5	—%	—	—%	—	—%
Wayrilz (*)	1	—%	—%	1	—%	—	—%	—	—%
Neurology
Aubagio	187	-36.5%	-37.9%	101	-28.3%	55	-55.2%	31	—%
Oncology
Sarclisa (*)	431	+28.7%	+26.4%	180	+26.7%	129	+31.6%	122	+28.9%
Jevtana	203	-2.8%	-4.7%	155	+1.3%	3	-40.0%	45	-11.5%
Fasturtec	131	+0.8%	-0.8%	83	+1.2%	37	+2.8%	11	-9.1%
Other main medicines
Lantus	1,314	+13.7%	+10.5%	609	+40.7%	224	-13.8%	481	+3.7%
Toujeo	1,013	+9.9%	+8.1%	181	+8.2%	372	+3.6%	460	+16.2%
Plavix	696	+1.7%	-1.0%	4	—%	66	-4.3%	626	+2.4%
Lovenox	643	-12.1%	-14.4%	10	+42.9%	354	-18.8%	279	-3.9%
Praluent	394	+6.2%	+5.6%	—	—%	315	+23.1%	79	-30.5%
Rezurock (*)	377	+14.5%	+11.5%	320	+7.5%	22	+10.0%	35	+200.0%
Thymoglobulin	366	+2.7%	-0.3%	226	+1.3%	30	+3.4%	110	+5.6%
Aprovel	312	+2.6%	+0.3%	4	+33.3%	53	-3.6%	255	+3.6%
Multaq	238	+4.3%	+1.7%	216	+5.7%	7	-12.5%	15	-6.3%
Soliqua/iGlarLixi	198	+20.1%	+17.2%	63	+16.4%	39	+11.4%	96	+26.6%
Tzield (*)	47	+33.3%	+30.6%	44	+28.6%	2	+100.0%	1	—%
Mozobil	26	-58.1%	-58.1%	3	-66.7%	7	-80.0%	16	-11.1%
Others	2,876	-11.3%	-13.8%	253	-20.2%	857	-11.3%	1,766	-9.8%
Industrial Sales	347	-12.3%	-13.0%	1	—%	336	-14.4%	10	+800.0%
Vaccines
Influenza, COVID-19 (**)	1,739	-13.9%	-17.2%	1,092	-8.2%	408	-19.8%	239	-26.2%
Beyfortus (**)	1,095	+33.8%	+29.6%	457	-25.3%	346	+229.5%	292	+227.2%
Polio/Pertussis/Hib primary vaccines and boosters	2,003	-2.8%	-5.0%	525	+0.9%	329	-13.6%	1,149	-1.1%
Meningitis, travel, and endemic	1,060	+2.2%	-0.7%	633	+3.5%	153	+2.7%	274	-1.1%
Biopharma	32,323	+8.7%	+5.9%	16,373	+14.1%	6,733	+2.2%	9,217	+4.9%
Pharma launches (*)	2,790	47.2%	43.9%	1,841	43.7%	521	42.6%	428	+72.6%
Launches (*), (**)	3,905	+43.9%	+40.3%	2,318	+22.0%	867	+84.3%	720	+114.0%

SANOFI PRESS RELEASE Q3 2025	16

Appendix 2: Business net income

Q3 2025	Biopharma			Other			Total group
(€ million)	Q3 2025	Q3 2024[1]	Change	Q3 2025	Q3 2024[1]	Change	Q3 2025	Q3 2024[1]	Change
Net sales	12,434	12,157	2.3%	—	—	—%	12,434	12,157	2.3%
Other revenues	611	740	-17.4%	125	80	56.3%	736	820	-10.2%
Cost of sales	(3,292)	(3,600)	-8.6%	(63)	(60)	5.0%	(3,355)	(3,660)	-8.3%
As % of net sales	(26.5%)	(29.6%)					(27.0%)	(30.1%)
Business gross profit	9,753	9,297	4.9%	62	20	210.0%	9,815	9,317	5.3%
As % of net sales	78.4%	76.5%					78.9%	76.6%
Research and development expenses	(1,834)	(1,802)	1.8%	—	—	—%	(1,834)	(1,802)	1.8%
As % of net sales	(14.7%)	(14.8%)					(14.7%)	(14.8%)
Selling and general expenses	(2,242)	(2,219)	1.0%	(49)	(13)	276.9%	(2,291)	(2,232)	2.6%
As % of net sales	(18.0%)	(18.3%)					(18.4%)	(18.4%)
Other operating income/expenses	(1,282)	(982)		(21)	(11)		(1,303)	(993)
Share of profit/loss of associates and joint ventures[2]	47	38		15	—		62	38
Net income attributable to non-controlling interests	(4)	(1)		—	—		(4)	(1)
Business operating income	4,438	4,331	2.5%	7	(4)	-275.0%	4,445	4,327	2.7%
As % of net sales	35.7%	35.6%					35.7%	35.6%

			Financial income and expenses				(64)	(71)
			Income tax expenses				(834)	(845)
			Tax rate[3]				(19.3%)	(20.0%)
			Business net income				3,547	3,411	4.0%
			As % of net sales				28.5%	28.1%

			Business earnings/share (in euros)[4]				2.91	2.72	7.0%

1 Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
2 Net of tax.
3 Determined based on business income before tax, associates, and non-controlling interests.
4 Based on an average number of shares outstanding of 1,218.1 million in Q3 2025 and 1,253.0 million in Q3 2024.

SANOFI PRESS RELEASE Q3 2025	17

YTD 2025	Biopharma			Other			Total group
(€ million)	YTD 2025	YTD 2024[1]	Change	YTD 2025	YTD 2024[1]	Change	YTD 2025	YTD 2024[1]	Change
Net sales	32,323	30,517	5.9%	—	—	—%	32,323	30,517	5.9%
Other revenues	1,857	2,092	-11.2%	331	257	28.8%	2,188	2,349	-6.9%
Cost of sales	(9,045)	(9,449)	-4.3%	(191)	(170)	12.4%	(9,236)	(9,619)	-4.0%
As % of net sales	(28.0%)	(31.0%)					(28.6%)	(31.5%)
Business gross profit	25,135	23,160	8.5%	140	87	60.9%	25,275	23,247	8.7%
As % of net sales	77.8%	75.9%					78.2%	76.2%
Research and development expenses	(5,550)	(5,136)	8.1%	(1)	(1)	—%	(5,551)	(5,137)	8.1%
As % of net sales	(17.2%)	(16.8%)					(17.2%)	(16.8%)
Selling and general expenses	(6,689)	(6,466)	3.4%	(108)	(69)	56.5%	(6,797)	(6,535)	4.0%
As % of net sales	(20.7%)	(21.2%)					(21.0%)	(21.4%)
Other operating income/expenses	(3,223)	(2,408)		(23)	1		(3,246)	(2,407)
Share of profit/loss of associates and joint ventures[2]	124	104		15	—		139	104
Net income attributable to non-controlling interests	(12)	(7)		—	—		(12)	(7)
Business operating income	9,785	9,247	5.8%	23	18	27.8%	9,808	9,265	5.9%
As % of net sales	30.3%	30.3%					30.3%	30.4%

			Financial income and expenses				(191)	(201)
			Income tax expenses				(1,918)	(1,794)
			Tax rate[3]				(20.2%)	(20.0%)
			Business net income				7,699	7,270	5.9%
			As % of net sales				23.8%	23.8%

			Business earnings/share (in euros)[4]				6.30	5.81	8.4%
1 Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
2 Net of tax.
3 Determined based on business income before tax, associates, and non-controlling interests.
4 Based on an average number of shares outstanding of 1,223.0 million in YTD 2025 and 1,250.6 million in YTD 2024.

SANOFI PRESS RELEASE Q3 2025	18

Appendix 3: Consolidated income statement

(€ million)	Q3 2025	Q3 2024[1]	YTD 2025	YTD 2024[1]
Net sales	12,434	12,157	32,323	30,517
Other revenues	736	820	2,188	2,349
Cost of sales	(3,412)	(3,663)	(9,293)	(9,629)
Gross profit	9,758	9,314	25,218	23,237
Research and development expenses	(1,834)	(1,802)	(5,551)	(5,137)
Selling and general expenses	(2,291)	(2,232)	(6,797)	(6,535)
Other operating income	297	163	830	726
Other operating expenses	(1,600)	(1,156)	(4,076)	(3,133)
Amortization of intangible assets	(461)	(401)	(1,238)	(1,299)
Impairment of intangible assets	(18)	(180)	(228)	191
Fair value remeasurement of contingent consideration	(56)	(8)	(117)	(74)
Restructuring costs and similar items	(172)	(144)	(602)	(1,204)
Other gains and losses, and litigation	—	(15)	(57)	(465)
Operating income	3,623	3,539	7,382	6,307
Financial expenses	(227)	(255)	(588)	(838)
Financial income	114	131	298	408
Income before tax and associates and joint ventures	3,510	3,415	7,092	5,877
Income tax expense	(680)	(684)	(1,391)	(1,063)
Share of profit/(loss) of associates and joint ventures	(2)	73	83	51
Net income from continuing operations	2,828	2,804	5,784	4,865
Net income from discontinued operations	(20)	40	2,861	242
Net income	2,808	2,844	8,645	5,107
Net income attributable to non-controlling interests	6	29	31	46
Net income attributable to equity holders of Sanofi	2,802	2,815	8,614	5,061
Average number of shares outstanding (million)	1,218.1	1,253.0	1,223.0	1,250.6
Basic earnings per share from continuing operations (€)	2.32	2.22	4.71	3.86
Basic earnings per share from discontinued operations (€)	(0.02)	0.03	2.33	0.19
Basic earnings per share (€)	2.30	2.25	7.04	4.05
1 Figures for the 2024 comparative periods have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

SANOFI PRESS RELEASE Q3 2025	19

Appendix 4: Reconciliation of net income attributable to equity holders of Sanofi to business net income

(€ million)	Q3 2025	Q3 2024[1]	YTD 2025	YTD 2024[1]
Net income attributable to equity holders of Sanofi	2,802	2,815	8,614	5,061
Net income from discontinued operations	20	(40)	(2,861)	(242)
Amortization of intangible assets[2]	461	401	1,238	1,299
Impairment of intangible assets	18	180	228	(191)
Fair value remeasurement of contingent consideration	59	31	127	103
Expenses arising from the impact of acquisitions on inventories	57	3	57	10
Restructuring costs and similar items	172	144	602	1,204
Other gains and losses, and litigation	—	15	57	465
Financial (income) / expense related to liabilities carried at amortized cost other than net indebtedness	49	53	99	229
Tax effect of the items listed above:	(159)	(175)	(543)	(752)
Amortization and impairment of intangible assets	(84)	(106)	(257)	(154)
Fair value remeasurement of contingent consideration	(14)	(2)	(28)	(19)
Expenses arising from the impact of acquisitions on inventories	(15)	—	(15)	—
Restructuring costs and similar items	(34)	(34)	(147)	(377)
Other items	(12)	(33)	(96)	(202)
Other tax effects	5	14	16	21
Other items	63	(30)	65	63
Business net income	3,547	3,411	7,699	7,270
Business earnings per share (€)[3]	2.91	2.72	6.30	5.81
Basic earnings per share (€)[3]	2.30	2.25	7.04	4.05
1 Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
2 Of which related to amortization expense generated by the intangible assets measured at their acquisition-date fair values: €450 million in Q3 2025 and
€387 in million in Q3 2024.
3 Based on an average number of shares outstanding of 1,218.1 million in Q3 2025, 1,223.0 million in YTD 2025, 1,253.0 million in Q3 2024 and 1,250.6 million in YTD 2024.

SANOFI PRESS RELEASE Q3 2025	20

Appendix 5: Change in net debt and summarized statements of cash flow

(€ million)	YTD 2025	YTD 2024[1]
Business net income	7,699	7,270
Depreciation, amortization and impairment of property, plant and equipment and software	1,080	1,136
Other items	(796)	(505)
Operating cash flow	7,983	7,901
Changes in working capital	136	(2,147)
Acquisitions of property, plant and equipment and software	(1,288)	(1,280)
Free cash flow before restructuring, acquisitions, and disposals	6,831	4,474
Acquisitions of intangibles assets, investments, and other long-term financial assets[2]	(1,415)	(670)
Restructuring costs and similar items paid	(491)	(787)
Proceeds from disposals of property, plant, and equipment, intangible assets, and other non-current assets net of taxes[2]	527	598
Free cash flow	5,452	3,615
Acquisitions[3]	(9,546)	(2,507)
Issuance of Sanofi shares	170	180
Acquisition of treasury shares and related tax effect	(4,128)	(302)
Dividends paid to shareholders of Sanofi	(4,772)	(4,704)
Other items	(357)	(205)
Net cash inflow from the Opella transaction	10,662	—
Net cash provided by/(used in) the discontinued Opella business	136	233
Change in net debt before Opella reclassification to “Assets held-for-sale”	(2,383)	(3,690)
Opella net debt reclassified to held for sale as of December 31, 2024	98	—
Change in net debt	(2,285)	(3,690)
Beginning of period	8,772	7,793
Closing of net debt	11,057	11,483

(€ million)	YTD 2025	YTD 2024[1]
Net cash provided by/(used in) continuing operating activities	7,118	4,916
Net cash provided by/(used in) operating activities of the discontinued Opella business	187	354
Net cash provided by/(used in) operating activities	7,305	5,270
Net cash provided by/(used in) continuing investing activities	(10,937)	(3,822)
Net cash provided by/(used in) investing activities of the discontinued Opella business	(36)	(73)
Net cash inflow from the Opella transaction	10,657	—
Net cash provided by/(used in) investing activities	(316)	(3,895)
Net cash provided by/(used in) continuing financing activities	(5,589)	(1,780)
Net cash provided by/(used in) financing activities of the discontinued Opella business	(48)	(35)
Net cash provided by/(used in) financing activities	(5,637)	(1,815)
Impact of exchange rates on cash and cash equivalents	(54)	(27)
Cash and cash equivalents reported as held for sale as of December 31, 2024	167	—
Net change in cash and cash equivalents	1,465	(467)
Cash and cash equivalents, beginning of period	7,441	8,710
Cash and cash equivalents, end of period	8,906	8,243

1 Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
2 Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
3 Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).

SANOFI PRESS RELEASE Q3 2025	21

Appendix 6: Simplified consolidated balance sheet

Assets (€ million)	September 30, 2025	December 31, 2024	liabilities and equity (€ million)	September 30, 2025	December 31, 2024
			Equity attributable to equity holders of Sanofi	73,263	77,507
			Equity attributable to non-controlling interests	270	350
			Total equity	73,533	77,857
			Long-term debt	11,700	11,791
Property, plant, and equipment – owned assets	9,698	10,091	Non-current lease liabilities	1,566	1,645
Right-of-use assets	1,483	1,510	Non-current liabilities related to business combinations and to non-controlling interests	579	569
Intangible assets (including goodwill)	68,867	66,013	Non-current provisions and other non-current liabilities	7,004	8,096
Non-current income tax assets	552	560	Non-current income tax liabilities	1,660	1,512
Other non-current assets, investments in associates and joint-ventures and deferred tax assets	15,152	12,036	Deferred tax liabilities	1,647	2,166
Non-current assets	95,752	90,210	Non-current liabilities	24,156	25,779
			Accounts payable and other current liabilities	22,000	21,792
			Current liabilities related to business combinations and to non-controlling interests	0	72
Inventories, accounts receivable and other current assets	24,501	20,934	Current income tax liabilities	1,614	697
Current income tax assets	497	724	Current lease liabilities	287	261
Cash and cash equivalents	8,906	7,441	Short-term debt and current portion of long-term debt	8,202	4,209
Assets held for sale	138	13,489	Liabilities related to assets held for sale	2	2,131
Current assets	34,042	42,588	Current liabilities	32,105	29,162
Total assets	129,794	132,798	Total equity and liabilities	129,794	132,798

SANOFI PRESS RELEASE Q3 2025	22

Appendix 7: Other operating income net of expenses related to Regeneron

(€ million)	YTD 2025	YTD 2024
Monoclonal antibody alliance
Income and expense related to profit/loss sharing	(3,962)	(3,069)
Additional share of profit paid by Regeneron related to development costs	787	618
Regeneron commercial operating expenses reimbursement	(521)	(452)
Total: monoclonal antibody alliance	(3,696)	(2,903)
Other Regeneron
Total others related to Regeneron (mainly Libtayo and Zaltrap)	107	130
Total related to Regeneron	(3,589)	(2,773)

SANOFI PRESS RELEASE Q3 2025	23

Appendix 8: Currency sensitivity
2025 net sales and business EPS currency sensitivity

Currency	Variation	Net sales sensitivity		Business EPS sensitivity
US Dollar	+0.05 USD/EUR	-€968	m	-EUR 0.18
Japanese Yen	+5 JPY/EUR	-€55	m	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-€69	m	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-€53	m	-EUR 0.01
Currency exposure on Q3 2025 sales

Currency	Q3 2025
US Dollar	56.2%
Euro	17.6%
Chinese Yuan	5.4%
Japanese Yen	2.7%
Canadian Dollar	1.6%
Brazilian Real	1.5%
British Pound	1.2%
South-Korean Won	1.0%
Mexican Peso	1.0%
Turkish Lira	0.9%
Others	10.9%
Currency average rates

	Q3 2024	Q3 2025	Change
€/$	1.099	1.168	+6.3%
€/Yen	163.727	172.290	+5.2%
€/Yuan	7.876	8.365	+6.2%
€/Real	6.095	6.366	+4.4%
€/Ruble	98.161	94.158	-4.1%

SANOFI PRESS RELEASE Q3 2025	24

Appendix 9: Definitions of non-IFRS financial indicators
Company sales at constant exchange rates
References to changes in net sales “at constant exchange rates” (CER) means that it excludes the effect of changes in exchange rates.
The effect of exchange rates is eliminated by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to company sales at constant exchange rates for Q3 and YTD 2025

(€ million)	Q3 2025	YTD 2025
Net sales	12,434	32,323
Effect of exchange rates	(578)	(864)
Company sales at constant exchange rates	13,012	33,187
Business gross profit
Business gross profit is a non-IFRS indicator that fully excludes from gross profit under IFRS the effect of the release of the fair value step-up to inventory that is recognized upon acquisition which constitutes a business combination under IFRS 3 ‘Business combinations’ or which is part of a group of assets as per IFRS 3§2b.
Business net income
Sanofi publishes a key non-IFRS indicator. Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•net income from discontinued operations,
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•expenses arising from the impact of acquisitions on inventories,
•restructuring costs and similar items (comprising transaction, integration, and separation costs in relation to major acquisitions and disposals)1,
•other gains and losses (including gains and losses on disposals of non-current assets1),
•costs or provisions associated with litigation1,
•financial (income)/expense related to liabilities carried at amortized cost other than net indebtedness,
•tax effects related to the items listed above as well as effects of major tax disputes,
•the share of profits/losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has a strategic alliance,
•net income attributable to non-controlling interests related to the items listed above.
Free cash flow
Free cash flow is a non-IFRS financial indicator which is reviewed by management, and which management believes provides useful information to measure the net cash generated from Sanofi’s operations that is available for strategic investments2 (net of divestments2), for debt repayment, and for capital return to shareholders. Free cash flow is determined from the Business net income adjusted for depreciation, amortization, and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains and losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense, and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions3 net of disposal proceeds3, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS, and it is not a substitute measure for the IFRS aggregate net cash flow in operating activities.
1 Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation.
2 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
3 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).

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Reconciliation from net cash provided by/(used in) operating activities to free cash flow

(€ million)	YTD 2025	YTD 2024[4]
Net cash provided by/(used in) operating activities (IFRS)[5]	7,305	5,270
Net cash provided by/(used in) operating activities (IFRS) of the discontinued Opella business	(187)	(354)
Acquisition of property, plant, and equipment and software	(1,288)	(1,280)
Acquisitions of intangibles assets, investments, and other long-term financial assets[3]	(1,415)	(670)
Proceeds from disposals of property, plant and equipment, intangible assets, and other non-current assets net of taxes[3]	527	598
Repayment of lease liabilities	(184)	(206)
Others	694	257
Free cash flow[6]	5,452	3,615
4 Figures for the 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
5 Most directly comparable IFRS measure to free cash flow.
6 Non IFRS indicator (see definition in Appendix 9).

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Appendix 10: Sustainability dashboard
The KPIs below indicate progress on the new sustainability strategy.

Topic	Ambition	Progress
Access to healthcare
		9M 2025	H1 2025
Access diabetes	Increase patient reach by expanding access to diabetes care programs	Diabetes care programs in three countries (excl. GHU countries) 52,143 patients treated	Diabetes care programs in three countries (excl. GHU countries) 38,579 patients treated
GHU	Reach 1.5 million NCD patients by 2026 (cumulative since 2022) and 2 million by 2030	316,095 patients treated in 31 countries 83 active healthcare partnerships in 29 countries Eight investments signed through the Impact Fund	171,666 patients treated in 29 countries 83 active healthcare partnerships in 29 countries Seven investments signed through the Impact Fund
Global access plans	Develop a global access plan for all new medicines/vaccines to make them available within two years after first launch	12 global access plans initiated or developed covering more than 15 indications	12 global access plans initiated or developed covering more than 15 indications

Environmental impact
		Q3 2025[1]	Q2 2025[1]
Climate change – carbon footprint Scope 1 and 2 (CO2 emissions)
55% reduction in scope 1 and 2 greenhouse gas emissions (GHG) (CO2 equivalent) by 2030 (cumulative vs 2019 baseline) to contribute to carbon neutrality by 2030 and net-zero emissions by 2045 (all scopes)
		47% GHG reduction vs 2019	45% GHG reduction vs 2019
Climate change – carbon footprint Scope 3 (CO2 emissions)	30% reduction in scope 3 greenhouse gas emissions (CO2 equivalent) by 2030 (cumulative vs 2019 baseline) to contribute to carbon neutrality by 2030 and net-zero emissions by 2045 (all scopes)	14% GHG reduction vs 2019	14% GHG reduction vs 2019
Renewable electricity	100% of renewable electricity at all sites by 2030	85%	85%
Eco-design	20 top-selling medicines and vaccines following eco-design approach by 2030	50%	50%
		FY 2025	FY 2024
Blister-free syringe vaccines	100% blister-free syringe vaccines by 2027	Data updated annually, next update in Q4 2025	55% blister-free syringe vaccines

Resilience of healthcare systems
		Q3 2025	Q2 2025
Patient care pathways	Assess CO2 emissions for the patient care journey for launches across global business units	2 patient care pathways analyzed for new launches	2 patient care pathways analyzed for new launches

Fundamentals
		Q3 2025	Q2 2025
Global gender representation	Women in senior leadership roles	47%	46%
	Women in executive roles	44%	44%

End.
1 As of 2025, Sanofi’s environmental reporting excludes Opella data.

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Forward-looking statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “seeks”, “targets”, “goal”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, political pressure to provide beneficial pricing in the United States including to State Medicaid programs of “most favored nation” drug prices and elsewhere, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.
With respect to any sustainability or environmental, social and governance (ESG)-related information contained herein, in light of the significant uncertainties inherent in such statements and other related information contained herein, investors should not regard these statements as a representation or warranty by Sanofi or any other person that Sanofi will achieve its goals, objectives, aspirations, metrics, plans or targets in any specified time frame or at all, including with respect to ESG and sustainability matters, and such statements and other information are dependent on future market factors, such as customer demand, continued technological progress, policy support and timely rule-making or continuation of government incentives and funding, and are forward-looking statements. Sanofi’s ability to achieve goals, objectives, aspirations, metrics, plans or targets in any specified time frame or at all, including with respect to ESG and sustainability matters, is subject to other conditions and considerations, both within and outside Sanofi’s control, that may affect its ability to meet such goals, objectives, aspirations, metrics, plans or targets, and/or put in place the initiatives required to meet them. Such conditions and considerations include but are not limited to the risk factors described above. In addition, historical, current, and forward-looking environmental and other ESG or sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future, including future laws and rulemaking. Sanofi plans to continue to evaluate its goals, objectives, aspirations, metrics, plans and targets and its approach to them and may make adjustments as it deems necessary in light of such considerations.
All Sanofi trademarks mentioned in this document are protected.

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